12.SEP.2002 1:37 NESTLE PRESS OFF. +41 21 9226334 N°425 P.1/1

Nestlé

02049974

PRESS RELEASE

02 SEP 13 AM 9:20

82-725-2

Nestlé: US Federal Trade Commission Clears the Way for Chef America Acquisition

SUPPL

Vevey, September 12, 2002 – The Federal Trade Commission, the US anti-trust authority, has cleared the acquisition of Chef America, the fifth largest producer of frozen food in the USA, by Nestlé. The deal is expected to close immediately.

The transaction, amounting to USD 2.6 billion, was announced on August 6th, 2002. Once completed, it will give Nestlé clear leadership in two of the three main frozen food categories in the USA, the world's largest market for these products.

Chef America is best known for its frozen hand-held food products that are sold under the Hot Pockets, Lean Pockets and Croissant Pockets brands. The company is expected to generate sales of USD 720 million in 2002. Based in Denver, Colorado, Chef America employs about 1700 people and operates two factories situated in Chatsworth (California) and in Mount-Sterling (Kentucky).

With this acquisition, Nestlé completes a strategically important step that broadens the activities of its highly successful Stouffer's and Lean Cuisine businesses, complementing them with products specifically targeting on-the-go consumption.

Contacts:

Media:	*François-Xavier Perroud*	*Tel.:*	+41-21-924 2596
Investors:	*Roddy Child-Villiers*	*Tel.:*	+41-21-924 3622

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